Exhibit C

PARTNERSHIP AGREEMENT

OF

JMGG PARTNERS, LTD

A CALIFORNIA LIMITED PARTNERSHIP

John P. McGrain and a group of accredited Limited Partners, hereinafter to as “the Partners”, voluntarily associate themselves together as limited partners, pursuant to the terms and conditions set forth in this Limited Partnership Agreement.

ARTICLE I – NATURE OF THE PARTNERSHIP

PARTNERSHIP

1.01:

The Partners desire to enter into a mutual limited partnership.

TYPE OF BUSINESS

1.02:

The Partnership shall exclusively invest in convertible preferred shares of a newly formed Nevada Corporation which will in turn invest in gas pipelines and gas gathering systems.

NAME OF PARTNERSHIP

1.03:

The name of the Partnership shall be “JMGG Partners, LTD.”

TERM OF PARTNERSHIP

1.04:

The Partnership commenced on or about December 30, 2003, and shall continue until the earlier of an IPO of the newly formed Nevada Corporation or two years, at which time the shares of the newly formed Nevada Corporation will be distributed proportionately to the Limited Partners.

     FICTITIOUS BUSINESS NAME STATEMENT

1.05:

The General Partners, on the Partnership’s behalf, shall sign and cause to be filed and published an appropriate fictitious business name statement as required by California law, within 10 (ten) days after the Partnership begins doing business, and within 10  (ten) days after any subsequent change in its membership and before the expiration date of any previously filed statements.

PRINCIPLE PLACE OF BUSINESS

1.06:

The Partnership’s principle place of business shall be 233 So. Orange Grove Blvd., Pasadena, CA. 91105. The principle place of business may be changed from time to time and other places of business may be established in accordance with the provision of this Agreement to cover management of the Partnership’s business and affairs

  ARTICLE  II – FINANCIAL

         INITIAL CAPITAL CONTRIBUTION OF THE PARTNERS

2.01:

Each of the Partner’s initial capital contribution to the Partnership is identified in Appendix “A”, attached here to.

VOLUNTARY CONTRIBUTIONS TO CAPITAL

2.02:

No one Partner may make any voluntary contributions of capital to the Partnership without the  consent of the General Partner.

   INTEREST ON CAPITAL

2.03:

No Partner shall be entitled to interest on his or her contributions of capital to the Partnership, other than those funds earned from investments made by the partnership.

              ADDITIONAL LOANS TO THE PARTNERSHIP

2.04:

No Limited Partner shall lend or advance money to or for the Partnership’s benefit without the approval of the other Limited Partners. If any Limited Partner, with the requisite consent of the other Limited Partners, lends money to the Partnership in addition to his or her contribution to its capital, the loan shall be a debt of the Partnership to that Limited Partner and shall bear interest at such a rate as may be agreed upon by the General Partner. The liability shall not be regarded as an increase in the lending Limited Partner’s capital, and it shall not entitle such Limited Partner to any increased share of the Partnership’s profits.

WITHDRAWAL OF CAPITAL

2.05:

No one Partner may withdraw capital from the Partnership without the consent of the General Partner.

BOOKS OF ACCOUNT

2.06:

Complete and accurate accounts of all transactions of the Partnership shall be kept on proper books, and the General Partner shall enter or cause to be entered therein a full and accurate account of all transactions made on behalf of the Partnership.

INSPECTION OF BOOKS

2.07:

The books of account and other records of the Partnership shall at all times be kept at the principle place of business of the Partnership, and each of the Limited Partners, or their representatives, shall at all times have access to and may inspect and copy any of them.

METHOD OF ACCOUNTING

2.08:

The books of account of the Partnership shall be kept on a cash basis method.

FISCAL YEAR

2.09:

The fiscal year of the Partnership shall be the calendar year.

ANNUAL REPORT TO PARTNERS

2.10:

As soon after the close of each fiscal year as is reasonably practicable, the General Partner shall furnish to each Limited Partner an annual report. This report shall consist of at least (a) a copy of the Partnership’s federal income tax returns for that fiscal year, (b) supporting profit and loss statements (c) a balance sheet showing the Partnership’s financial position as of the end of that fiscal year, and (d) any additional information that the General Partner may diem necessary.

DIVISION OF PROFITS AND LOSS

2.11:

The Partnership’s net profit or net loss for each fiscal year shall be determined as soon as practicable after the close of that fiscal year in accordance with the accounting principles employed in the preparation of the federal income tax return filed by the Partnership for that year.

DIVISION OF PROFITS AND LOSSES

2.12:

The Partnership’s profits and losses shall be shared proportionately bases on each Limited Partner’s capital account.

DISTRIBUTIONS TO LIMITED PARTNERS

2.13:

Each Limited Partner shall be entitled to draw against profits such amount as shall from time to times be determined by the General Partner.  These amounts shall be charged to the Limited Partner’s capital accounts as they are drawn.

                                        CAPITAL ACCOUNTS

2.14:

An individual capital account shall be maintained for each Limited Partner, and his or her initial capital contribution shall be credited to that account. Any additional contributions to the Partnership’s capital made by a Limited Partner shall also be credited to that Limited Partner’s individual capital account.

     ARTICLE III—RIGHTS AND DUTIES OF THE GENERAL PARTNER

MANAGEMENT

1.1

Only the General Partner of the Partnership shall have day to day management responsibilities of the Partnership.

For all matters outside the scope of the duties of the General Partner, the Limited Partners shall have voting rights in the control, management and direction of the business of the Partnership in the same proportion to their respective capital accounts as set forth in Appendix “A”.

HANDLING FUNDS

3.02:

All Partnership funds shall be deposited in the Partnership’s name at such bank or banks as may from time to time be selected by the General Partner and shall be subject to withdrawal upon the signature of the General Partner.

REIMBURSEMENT

3.03:

The General Partner shall pay and discharge as they become due obligations of the partnership and protect the Limited Partners and the Partnership from all costs, claims and demands in relation thereto.

SECURITIES

3.04:

The General Partner alone is hereby authorized to attend any meetings of the shareholders and to exercise the voting rights attaching to shareholder and to exercise the voting rights attaching to the securities held by the Partnership in any other bodies corporate and to execute documents and do any other act or thing on behalf of the Partnership as holder of securities in any other bodies corporate, including, but not limited to, granting proxies, transferring and conveying, converting, and dealing with such securities in any manner whatsoever.

ARTICLE  IV – CHANGES IN MEMBERSHIP

LIMITED TRANSFERABILITY

4.01:

A Limited Partner’s interest in the Partnership shall not be transferred, in whole or in part, except by, (i) transfer to such interest into a trust in which the transferring Partner is a trustee and the beneficiaries of the transferring Partner are the transferring partner or heirs of the transferring Partner, (ii) a corporation in which the transferring Partner owns all the shares of such corporation, or (iii) succession or testamentary disposition on the Partner’s death, without first offering the remaining Limited Partners a right of first refusal as set forth in Paragraph 4.06 hereunder, and any other purported transfer of all or part of a Limited Partner’s interest shall be void and of no effect against the Partnership without the General Partner’s consent.

TRANSFER OF LIMITED PARTNER’S INTEREST UPON DEATH

4.02:

Upon the death of any Limited Partner, the remaining Partners shall purchase and the deceased Limited Partner’s estate or other successor in interest shall sell, said Limited Partner’s Partnership interest according to the terms of this section 4.03. The price to be paid for the interest of the deceased, Limited Partner shall be equal to the value of that interest as determined under this Agreement.

The value of a Limited Partner’s interest in the Partnership for purposes of this Agreement shall be equal to his or her respective capital account at the time of death.

DISSOLUTION

4.03:

On any dissolution of the Partnership under this Agreement or applicable law, the continuing operation of the Partnership’s business shall be confined to those activities reasonably necessary to wind up the Partnership’s affairs, discharge its obligations and preserve and distribute its assets. Promptly on dissolution, a notice of dissolution shall be published according to laws of the State of California now in effect, or any equivalent successor statue then applicable.

RIGHT OF FIRST REFUSAL

4.04:

If any Limited Partner receives an offer, whether or not solicited by that Limited Partner, to sell all or any portion of his or her interest in the Partnership, and if the Limited Partner receiving the offer is willing to accept it, such Limited Partner shall give written notice of the amount and the terms of the offer, the identity of the proposed transferee, and the Limited Partner’s willingness to accept the offer, to the General Partner. The General Partner shall have the option within 30 days after such notice is received, to purchase the designated interest or designated portion of the interest of the Limited Partner giving notice on the same terms as those contained in the offer.

ARTICLE V – MISCELLANEOUS

NOTICE

5.01:

Any and all notices between the parties hereto provided for or permitted under this Agreement or by law shall be in writing and shall be deemed duly served when personally delivered to a Limited Partner, or in lieu of such personal service, when deposited in the United States mail, certified, postage prepaid, addressed to such Limited Partner to both (i) the address of the principle place of business of the Partnership, and (ii) the address of the Partner receiving notice as show on the Partnership books and records.

SUCCESSORS

5.02:

This Agreement shall be binding on and inure to the benefit of the respective successors, assigns and personal representatives of the Parties hereto.

         SEVERABILITY

5.03:

If any term, provision, covenant, or condition of this Agreement is held by a court to competent jurisdiction to be invalid, void or unenforceable, the rest of the Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

GOVERNING LAW

5.04:

This Agreement is executed and intended to be performed in the State of California shall govern its interpretation and effect.

AMENDMENTS

5.05:

This Agreement may be amended at any time and from time to time, by a majority agreement of the Limited Partner, but any amendment must be in writing and signed by the General Partner.

INDEMNIFICATION

5.06:

Each Limited Partner shall indemnify and hold harmless the Partnership and each of the other Limited Partners, including the General Partner from any and all expense or liability resulting for or arising out of any negligence or misconduct on his or her part to the extent that the amount exceeds the applicable insurance carried by the Partnership, if any.

COUNTERPARTS

5.07:

The parties may execute this Agreement in counterparts, which counterparts shall, in the aggregate, be signed by all the parties; each counterpart shall be deemed an original instrument as against any party who has signed it.

                 ENTIRE AGREEMENT

5.08:

This instrument contains the entire Agreement of the parties relating to the rights granted and the obligations assumed in this instrument and supersedes and any prior agreement.  Any oral representation or modifications concerning this instrument shall be of no force or effect unless contained in a subsequent written modification signed by the party to be charged.

ATTORNEY’S FEES

5.09:

If any action at law or in equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to a reasonable attorney’s fee, which may be set by the court in the same action, or any separate action brought for that purpose, in addition to any other relief to which such Partner may be entitled.

IN WITNESS WHEREOF, the Partners have executed this Agreement on this

_____ day of  _________________, 2003.

John P. McGrain,

General Partner

   Date

     Social Security #

$

Name

                                     Address

                          Capital Contribution

Signature                                                  City,                                    State,               Zip                 Telephone #

1